Filed by Sabra Health Care REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Care Capital Properties, Inc.

Commission File No.: 333-218678

Sabra Health Care REIT Comments on ISS Report

Reiterates Board’s Unanimous Recommendation that Sabra Health Care REIT Shareholders Vote “FOR”

the Proposed Merger with Care Capital Properties

IRVINE, Calif., August 2, 2017 – Sabra Health Care REIT, Inc. (Nasdaq:SBRA) (Nasdaq:SBRAP) (“Sabra” or the “Company”) today reiterated the unanimous recommendation of its Board of Directors that Sabra shareholders vote “FOR” the Company’s proposed merger with Care Capital Properties, Inc. (NYSE:CCP) (“CCP”) and common stock issuance proposal at the Company’s Special Meeting of Stockholders on August 15, 2017. Sabra also issued the following statement in response to the report recently issued by proxy advisory firm, Institutional Shareholder Services Inc. (“ISS”) regarding the merger:

We strongly believe that ISS reached the wrong conclusion in failing to recommend that Sabra shareholders vote FOR the proposed merger. The Sabra Board of Directors and management team have a proven track record of value creation, substantial operating experience and are better positioned to evaluate the compelling merits of the transaction than ISS and either Hudson Bay Capital or Eminence Capital, which Sabra believes became shareholders only after the transaction with CCP was announced.

There are many reasons why the Sabra Board and management team believe the combination with CCP is compelling, including the fact that it diversifies Sabra’s tenant base to decrease concentration from its top five tenants, delivering significant value creation and dividend growth, increasing scale, and helping to achieve investment grade credit ratings and balance sheet strength. The merger is expected to generate annual cost savings of approximately $20 million and creates immediate and significant cash flow accretion that provides the potential for a meaningful near-term dividend increase and value creation.

In addition, ISS cites valuation as part of its rationale for not supporting the transaction despite the implied premium for CCP’s unaffected stock price being 11.8%, which is lower than average “control” premiums paid in precedent public company Healthcare REIT transactions. We believe we paid an attractive price for a portfolio of CCP’s scale, diversification and quality, which is not reflected in the private market cap rate that is quoted for a small portfolio or asset deals.

In its report, ISS fails to demonstrate an understanding of the SNF industry. Skilled nursing remains an integral component of the U.S. continuum of care that provides attractive risk adjusted returns for sophisticated and experienced healthcare investors that are able to partner with successful operators on the right assets. In the SNF industry, it is the operator that matters and CCP’s tenants are good operators with quality assets. Sabra has strong relationships with many of the CCP operators through existing or previous investments in the space and this transaction creates enhanced growth opportunities to strategically partner with top operators.

The Sabra management team is confident it can maximize the performance of CCP’s assets. This is evidenced by the Sabra management team’s track record of improving the performance of its portfolio, delivering quarterly SNF coverage growth from 1.25x to 1.54x since the first quarter of 2015, a 23% increase.

ISS speculates that stabilizing CCP’s portfolio would require further rent concessions beyond the potential repositioning plan the Company has outlined. Sabra has noted that this is a “one-time” repositioning of CCP’s leases that will be focused on optimizing rent for reinvestment, improving operations with tenants the Sabra management team knows well and restructuring with a handful of tenants that can execute a successful facility turnaround. ISS recognizes Sabra’s ability to execute, stating that management has “proven operational experience, which could assist them in working with tenants to stabilize the CCP portfolio.”

Sabra encourages shareholders to review the Company’s previously disclosed press release and presentation on July 28, 2017 regarding the merits of the transaction, which are available on the Investor Relations section of the Company’s website.

•	Presentation: http://www.sabrahealth.com/file.aspx?iid=4259507&fid=1001226103

•	Press Release: http://www.sabrahealth.com/file.aspx?IID=4259507&FID=389648900

The Sabra Special Meeting is less than two weeks away. To ensure shareholders’ votes are represented, Sabra recommends shareholders submit their votes by Internet or by telephone following the instructions shown on their proxy or voting instruction cards. Shareholders may also vote by marking, signing and dating their proxy or voting instruction card and returning the card by mail.

Sabra shareholders who have questions or need assistance voting their shares may contact the Company’s proxy solicitation agent, Innisfree M&A Incorporated toll-free at 1-888-750-5834.

About Sabra

Sabra Health Care REIT, Inc. (NASDAQ:SBRA), a Maryland corporation, operates as a self-administered, self-managed real estate investment trust (a “REIT”) that, through its subsidiaries, owns and invests in real estate serving the healthcare industry. Sabra leases properties to tenants and operators throughout the United States and Canada.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of CCP with a wholly owned subsidiary of Sabra. In connection with the proposed merger, Sabra has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a joint proxy statement/prospectus with respect to the proposed merger. The registration statement has been declared effective by the SEC and Sabra and CCP have each mailed the definitive joint proxy statement/prospectus to their respective stockholders. The definitive joint proxy statement/prospectus contains important information about the proposed merger and related matters. STOCKHOLDERS OF SABRA AND CCP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SABRA, CCP AND THE MERGER. Stockholders can obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Sabra and CCP for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed by Sabra with the SEC are available free of charge on Sabra’s website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed by CCP with the SEC are available free of charge on CCP’s website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

Sabra and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, is set forth, or incorporated by reference, in the joint proxy statement/prospectus relating to the proposed merger that has been filed with the SEC and mailed to Sabra and CCP stockholders. This document can be obtained free of charge from the sources indicated above.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein, including statements about Sabra’s proposed merger with CCP, the expected impact of the proposed merger on Sabra’s financial results, Sabra’s ability to achieve the synergies and other benefits of the proposed merger with CCP and Sabra’s and CCP’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on tenant and vendor relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of Sabra’s business; the amount of debt that will need to be refinanced or amended in connection with the proposed merger and the ability to do so on acceptable terms; changes in healthcare regulation and political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect Sabra’s business can be found in Sabra’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016. Additional information concerning risks and uncertainties that could affect CCP’s business can be found in CCP’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016.

We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Contact:

Investors:

Sabra Healthcare REIT

(888) 393-8248

Innisfree M&A Incorporated

Arthur Crozier / Larry Miller

(888) 750-5834

Or

Media

Sabra Healthcare REIT

(888) 393-8248

Or

Joele Frank, Wilkinson Brimmer Katcher

Matthew Sherman / Jamie Moser / Matthew Gross

212-355-4449